Schedule B

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- Page 5
- Schedule A
- **Schedule B**
- Schedule C
- Schedule D
- Schedule E
- All Open Branches
- DRPs
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Primary Business Name: BRUCE MARKETS LLC   **BD Number: 300209**

BD - AMENDMENT

11/06/2025

BD - INDIRECT OWNERS

Ownership Codes:		
C - 25% but less than 50%		E - 75% or more
D - 50% but less than 75%		F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
HULSIZER, MATTHEW NELS	I	PEAK6 LLC	MANAGING MEMBER	11/2009	D	Y	N	2311367
JUST, JENNIFER JANE	I	PEAK6 LLC	MANAGING MEMBER	11/2009	D	Y	N	2261444
PEAK6 GROUP LLC	DE	BRUCE MARKETS HOLDINGS LLC	MANAGING MEMBER	08/2024	E	Y	N	36-4166492
PEAK6 INVESTMENTS LLC	DE	PEAK6 GROUP LLC	MEMBER	09/2018	E	Y	N	36-4087874
PEAK6 LLC	DE	PEAK6 INVESTMENTS LLC	MEMBER	09/2018	D	Y	N	36-4166488